EXHIBIT 99.1

Yamana Gold Declares Second Quarter Dividend

TORONTO, May 01, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) declares a second quarter 2019 dividend of $0.005 per share.  Shareholders of record at the close of business on June 28, 2019 will be entitled to receive payment of this dividend on July 12, 2019.  The dividend is an “eligible dividend” for Canadian tax purposes.

As previously announced, the Board of Directors of the Company has approved a 100% increase in its annual dividend to $0.04 per share with the increase contingent on closing of the Chapada Sale Transaction.  The Chapada Sale Transaction is expected to close in the third quarter of 2019 and the dividend increase is expected for the third quarter dividend.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com